March 5, 2014

Division of Investment Management United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Larry L. Greene, Senior Counsel

Re:	Tortoise Energy Infrastructure Corporation (the “Company”) SEC Accession No. 0000922907-14-000088

Dear Larry:

On February 11, 2014, the Company filed via EDGAR a Registration Statement on Form N-14 (the “Registration Statement”), SEC Accession No. 0000922907-14-00008.  We have since been advised that the Registration Statement was filed under the incorrect form type.  Pursuant to my conversation with Christina DiAngelo Fettig, Senior Staff Accountant, we hereby request that the form type for the Registration Statement be changed from Form N-14 to Form N-14 8C.

Please contact the undersigned at (816) 983-8362, should you have any questions.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP